Firefly Neuroscience, Inc.

1100 Military Road

Kenmore, NY 14217

July 18, 2025

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Aliya Ishmukhamedova and Kathleen Krebs

Re:	Firefly Neuroscience, Inc.

Registration Statement on Form S-1

File No. 333-288738

Dear Aliya Ishmukhamedova and Kathleen Krebs:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Firefly Neuroscience, Inc. hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) and declare the Registration Statement effective at 5:00 p.m. (Eastern Time) on Tuesday, July 22, 2025, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100.

Respectfully, Firefly Neuroscience, Inc.

By:	/s/ Greg Lipschitz
Greg Lipschitz
Chief Executive Officer

cc:  Louis A. Bevilacqua, Esq.